UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Enlight Renewable Energy (“Enlight”, "the Company”), a leading renewable energy platform, will release its financial results for the second quarter ended June 30, 2025, on Wednesday, August 6, 2025.

Conference Call Information
Enlight will host two calls to review its financial results and business outlook, one in English and one in Hebrew. Management will deliver prepared remarks followed by a question-and-answer session. Participants may join by conference call or webcast:

English Conference Call & Webcast
The conference call in English will be held at: 8:00am Eastern Time / 3:00pm Israel Time.

Please pre-register to join the live conference call:
https://register-conf.media-server.com/register/BI46289c60b7164253aa692c51490ef8ad
Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

In addition, a live webcast will be available.  Please register and join using the following link:
https://edge.media-server.com/mmc/p/8u3xaw6u

Hebrew Webcast
The webcast in Hebrew will be held at: 6:00am Eastern Time / 1:00pm Israel Time.

Please pre-register to join the live webcast:
https://enlightenergy-co-il.zoom.us/webinar/register/WN_Fz0XzgWkRBKz4OA0OO7cnQ

The earnings release with the financial results as well as additional investor presentation materials will be accessible on the Company’s website prior to the calls.  An archived version of the English webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/events/

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 10 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023. Learn more at www.enlightenergy.co.il.

Investor Contact

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: July 21, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel